August 8, 2014

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

Washington, DC 20549

Re:          PSM Holdings, Inc.

Preliminary Proxy-Statement on Schedule 14A

Filed April 18, 2014

File No. 000-54988

Dear Ms. McHale:

We are in receipt of your letter dated July 18, 2014, setting forth certain comments to the Form 10-K for the year ended June 30, 2013 (the “10-K”) and the Form 10-Q for the period ended March 31, 2014 (the “10-Q”) for PSM Holdings, Inc. (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Form 10-K for the year ended June 30, 2013

Financial Statements

1.

We note your response to comment 4 in your letter dated July 3, 2014 and your disclosure regarding the concentration related to sales of loans to one investor who is a related party. Please ensure that your future interim filings disclose the relationship of the related party with PSM (i.e. an officer of the company purchasing the loans is a member of your board of directors) and the percentage of revenue related to these related party transactions. Also, consider incorporating this concentration risk in a risk factor. Please provide us with your proposed disclosure.

RESPONSE: We will revise our related party footnote (footnote 5 to be included in the Annual Report on Form 10-K for the year ended June 30, 2014) as follows:

One of the Company’s directors is a principal stockholder of a management company that provides two revolving warehouse lines of credit to the Company. Amounts outstanding on the credit lines as of June 30, 2013 and June 30, 2012 amounted to $15,688,725 and $13,168,557 which were offset by $15,688,725 and $13,168,557 of funding receivables as of June 30, 2013 and June 30, 2012, respectively (See Note 9).

This management company also purchases loans from the Company’s wholly owned operating subsidiary which resulted in $19,595,000 and $12,561,000 of the Company’s total revenue for the years ended June 30, 2013 and 2012, respectively.

We also intend to include a risk factor in our Annual Report on Form 10-K for the year ended June 30, 2014 addressing the concentration risk substantially as follows:

We are dependent upon warehouse lines of credit in order to provide loan funds for our lending services. Of our five warehouse lines of credit approximately __% of our total lending through warehouse lines of credit for the year ended June 30, 2014 was derived from two lines of credit with a related party director. If we lose access to the related party lines of credit, we may not be able to access sufficient loan funds to maintain our lending services and our business may fail.

We have five warehouse lines of credit available as of June 30, 2014, for our funding of mortgage loans for a short term period, which include two lines provided by a related party. As of June 30, 2014, the total aggregate outstanding on our five warehouse lines of credit was $____. Of our five warehouse lines of credit, the two warehouse lines upon which we depend upon substantially are the two related party lines of credit. As of June 30, 2014, of the total aggregate outstanding on our five warehouse lines of credit of $____, $____ (__%) was represented by the two related party lines of credit which represents a large concentration. If we fail to maintain the two related party lines of credit, we may be unable to continue operations and our business may fail.

Report of Independent Registered Public Accounting Firm, page F-1

2.

We note your response to comment 5 in your letter dated July 3, 2014. To the extent your auditors include an “emphasis of a matter” paragraph in future audit reports, please ensure the auditors consider the guidance in paragraph .07 of AU-C Section 706.

RESPONSE: We will communicate with our auditors to ensure they consider the guidance in paragraph .07 of AU-C Section 706.

Notes to the Financial Statements

Note 1 – Nature of Business and Summary of Significant Accounting Policies, Loans Held For Sale, page F-8

3.

We note your response to comment 11 in your letter dated July 3, 2014. It does not appear that you have disclosed or propose to disclose the information required in ASC 825-10-50 related to the fair value option referenced in your footnote. Therefore, please tell us where you disclose the information required for loans held for sale where you elected the fair value option or provide us your proposed disclosure in future filings to comply with the disclosure requirements. We specifically refer to the requirements in ASC 825-10-50-28.a, 28.b.1-2, 28.d.1, 28.e.1-3, 30.a, 30.b, 30.c.1-2. If you believe the information is not material, please provide supporting quantitative and qualitative support.

RESPONSE: It should be noted that based on the way we currently conduct business, much of ASC 825-10-50 has not applied to us as we have typically locked a rate with investors prior to funding a loan and then work to provide the investor the necessary documents to purchase that loan within 7 – 10 days. As our business evolves, or if we were to alter the way in which we sell loans to investors, the information required in ASC 825-10-50 may be more applicable to us and we would update our disclosures as appropriate.

We do believe it is appropriate and will update our current disclosures in future filings as follows:

The Company accounts for mortgage loans held for sale under the fair value option. The Company intends to sell all loans held for sale within 7-10 days of funding the loan, typically to the investor who has already locked in a purchase price. Fair value of mortgage loans held for sale is typically calculated using observable market information (the price locked with the investor) and can also include pricing from actual market transactions or observable market prices from other loans that have similar collateral, credit, and interest rate characteristics. Gains or losses from the sale of mortgages, if any, are recognized based upon the difference between the selling price and fair value of the related loans upon the sale of such loans.

Note 8 – Intangible Assets, page F-16

4.

We note your response to comment 12 in your letter dated July 3, 2014 in which you state you have only one reporting unit. We also note your disclosure on page F-8 of the June 30, 2013 Form 10-K that states that “goodwill acquired in business combinations is assigned to the reporting entity that is expected to benefit from the combination as of the acquisition.” This disclosure implies that you have multiple reporting units. Please revise future filings to clarify this disclosure.

RESPONSE: Disclosure in future filings will clarify that we have only one reporting unit.

5.

We note your response to comment 13 in your letter dated July 3, 2014. Considering your significant and continued operating losses, we believe some of the information requested to be disclosed in future filings in our prior comment is relevant. Therefore, please provide us your proposed disclosure to disclose the following in future filings:

a.	The percentage by which fair value exceeded carrying value of goodwill as of the date of the most recent test;
b.	The date of the most recent test;
c.

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

d.	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

RESPONSE: Based on the recent changes to our operating model, including the closing of certain production offices and the addition of new offices, as well as our transition to a full mortgage lender which is significantly more profitable than our previous model, we have engaged a third party valuation expert to assist us in carrying out our impairment testing as of June 30, 2014. The paragraphs below are our proposed disclosure written as if no impairment is identified. Obviously, if impairment is indicated we would revise the first paragraph below accordingly.

The Company completed an annual impairment test of goodwill as of June 30, 2014 and no impairment losses were incurred. As of that date, the fair value exceeded carrying value by 300%. This test involved the use of estimates related to the fair value of the goodwill, and requires a significant degree of judgment and the use of subjective assumptions. The fair value of the goodwill was determined using a discounted cash flow method. This method required management to make estimates related to future revenue, expenses and income tax rates.

The valuation methodology assumes the Company will generate an operating profit beginning in the next fiscal year ending June 30, 2015. Although the Company has made significant improvements in the last two quarters in maximizing revenue per funded loan and in reducing fixed and variable expenses, the Company has never generated an annual operating profit. The model further assumes we will double our current production volume over the next twelve months to levels we experienced during the fiscal fourth quarter of 2013.

Any of the following events or changes in circumstances could reasonably be expected to negatively affect our key assumptions:

●	Significant change in mortgage interest rates;
●	Loss of the Company’s primary warehouse lender;
●	Additional or new regulatory and compliance requirements that restrict our plan for growth and how the Company conducts business; or
●	The loss of key production personnel, or the inability to attract and retain new production personnel.

Note 11 – Stockholders’ Equity and Issuances, page F-18

6.

We note your response to comment 17 in your letter dated July 3, 2014. We note your disclosure in Note 18 on page F-25 of numerous stock options granted during fiscal year 2014. Please tell us where these grants are presented in your proposed disclosure in Exhibit I of your response. For these grants, please tell us the contractual term to exercise the options and explain why you used a three year term to value the options. Also, please tell us where you disclose the following required information in ASC 718-10-50-2 or provide us your proposed disclosure in future filings:

a.	The maximum contractual term of your stock options,
b.	The weighted-average grant-date fair value of stock options and stock grants granted during the periods presented,
c.	The total fair value of shares vested during each period presented,
d.	The aggregate intrinsic value and weighted-average remaining contractual term of stock options exercisable at the latest balance sheet date,
e.	Total compensation cost recognized for each period presented,
f.	The total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized at the latest balance sheet date.

RESPONSE: In our initial response to comment 17 we included an exhibit to illustrate the proposed disclosures that will be made regarding stock issuances going forward. However, we have not populated the columns for activity related to the year ended June 30, 2014 as these numbers have not been finalized. A three-year term was used to value the options as that was both the vesting term and contractual term of the options. Some of the more recent option issuances, such as those issued during the fourth quarter of the fiscal year ended June 30, 2014, have a three-year vesting and a four-year contractual term. In addition we propose to edit the information provided in Note 11 – Stockholders’ Equity and Issuances as follows:

As of June 30, 2013, the Company had granted 1,182,103 shares of Common Stock valued at $568,429 to employees and a consultant under the 2012 Plan and 4,542,897 common shares remained unissued and available for future issuances. The contract term of the stock options vary, with a maximum contractual term of 4 years. As of June 30, 2013, the weighted-average grant-date fair value of both stock options and grants was $0.57. At June 30, 2013 the exercisable stock options had a value of $5,796 and had a remaining contractual term of 34 months. For the years ended June 30, 2013 and 2012 the total compensation costs recognized were $130,212 and $459,738 respectively. The total compensation expense related to non-vested awards was $57,913, which is to be recognized over 34 months beginning June 30, 2013.

Form 10-Q for the quarterly period ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

7.

We note your response to comment 20 in your letter dated July 3, 2014. It does not appear that you have completely addressed our prior comment. Please tell us and confirm that you will revise future filings to discuss the expected impact on your results of operations, liquidity and capital resources related to the departures of three of your larger lending centers during January and February 2014.

RESPONSE: Our future filings will include a discussion of the expected impact the departure of these lending centers will have on our results of operations, liquidity and capital resources.

We hereby acknowledge the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions on the responses to your comments and the intent of the Company to file the Definitive Proxy Statement.

Sincerely,

/s/ Kevin Gadawski

Chief Executive Officer